NEDAK ETHANOL, LLC

FUELS FOR OUR FUTURE

FISCAL YEAR 2008 ANNUAL REPORT

DECEMBER 31, 2008

SLD-1506638-2

TABLE OF CONTENTS

President's Letter

To the Members of NEDAK Ethanol, LLC:

It has been an eventful eight months since our last annual meeting. The greatest event in that time has been the startup of our plant with the first corn being ground on December 27, 2008 with the first ethanol pumped into storage on December 31.

Construction and Startup

Construction continues and will continue for an extended period of time. However, on December 27th, production began after four months of extensive repair to all of the tanks on the site. We continue in start-up mode, and there have been a few disruptions to production caused by continued construction issues. Nevertheless, the plant runs well, and we are very pleased, after so many extraordinary difficulties getting to this point, that both the process and product seem to be high quality.

In January and February 2009, during limited operations with two-thirds fermentation capacity, we achieved about 80% of our name plate capacity. In mid-March, the third fermenter came on-line, and an important milestone was reached on March 25th when we had run for seven consecutive days at 100% of name-plate. This is a rate that will produce 44 million gallons of ethanol a year. The delay for the startup of the third fermenter was caused when the original third tank had sustained damage about a year ago in a wind storm. As reported previously, concern over the quality of construction and the subsequent repairs brought an extensive examination of that fermenter as well as all the other tanks at our plant. As a result, all the tanks received extensive repair work, but the third fermenter was finally demolished and now is re-constructed and in operation.

Construction on the dryer also continues, and this delay has forced us into development of a wet product that has been a surprising success in the local animal feed markets. Until Delta-T is able to bring the dryer on-line, we are selling all distiller's grain in wet form, which contains about 70% moisture. This product has been well received and as discussed in more detail below, this success has caused us to rethink our strategy for the long-term marketing of distiller's grains.

Another area of continuing construction is on a long punch-list of uncompleted and unsatisfactory situations. Although they are not critical to production, these issues will require that Delta-T remain on-site and actively working towards final completion of the plant until long into 2009.

Negotiations

Beginning with the first failure of Delta-T to meet contractual benchmarks, we have been heavily involved with intensive negotiations between Delta-T, many subcontractors, and our lender, Ag Country. On March 27, 2009 we were finally able to execute the Fourth Supplement to our Master Credit Agreement which includes several changes to that agreement which are described in more detail in our most recent periodic SEC filings. The Fourth Supplement, among other things, requires us to achieve compliance with certain financial covenants by specified milestone dates.

Risk Management

The ethanol industry has been and remains in a time of dramatic swings in commodity prices. This market and economy presents a challenge for the company to effectively manage risk, and is being closely monitored by the Board and our management. While many ethanol producers, both large and small, have experienced financial and performance difficulties over the last year, we believe that we can withstand the current industry challenges and create value for our investors over the long term. Presently, fully one-quarter of the industry has been temporarily shut-down or operating at reduced capacity. Furthermore, many plants are under bankruptcy protection. NEDAK is fortunate to have escaped most of those experiences which have so dramatically hurt many producers.

Nevertheless, we have encountered difficulties that have hurt us, financially. We are in need of working capital, primarily due to the delays and difficulties with Delta-T. Our primary need for working capital is to allow us greater flexibility in hedging our exposure in the grain and ethanol markets.

While many producers have experienced extreme financial difficulty caused by commodity risk management problems, we have not faced those kinds of losses, in part because we have not been operational. Our conservative hedging strategy and risk management policy, with the assistance of our grain procurement agent, is designed to prudently address market risks. In today's market environment we have limited opportunity to utilize marketing tools that would allow us to lock in favorable margins. Nevertheless, our hedging strategy provides that we will not forward contract for corn unless we are able to contract ethanol sales that allow favorable margins.

Market Position

DGS – In our current situation, we are pleased to have been able to provide an excellent quality wet distiller's grain product to the local animal feed market. That product has been so well received that we are re-assessing our strategic plan for this product. Originally, we intended to partially dry our distiller's grain to 55% moisture and market it as modified distiller's grains. However, the cost to dehydrate is fairly high with very little or no offsetting increase in the price for the product. Therefore, it is evident that whenever we are able to sell wet product into the nearby market, where the freight cost of additional moisture is not prohibitive, we must do so for the benefit of our bottom line.

We believe that there may be opportunities to enhance our profitability from an improving market for distiller's grains. The quality of distiller's grains as a primary ingredient in the cattle diet has increased the price for which we can sell our distiller's grains. In addition, we continue to explore ways to increase profitability through, for example, adding the evaporator syrup into the distiller's grains *after* the wet cake has gone through the drying process. In the event that we use the dryer, this process improvement would make our distiller's grains production more efficient, enhance operational safety, and provide a better feed value for our customers.

Ethanol – While the spread between the cost to produce ethanol and the price at which it can be sold has certainly decreased over the last several years, we remain optimistic that, provided we raise sufficient working capital, we will be able to manage our exposure to the price of corn in the future, and that no changes to governmental policies will diminish the public support for the ethanol industry. While there are certainly many critics of the industry, it appears that the new administration in Washington, D.C. is going to work to enhance, not reverse, the federal government's efforts to reduce our reliance on foreign oil and encourage more green energy production. Between the reversal of the commodity price spikes of 2008, and the renewed government attention to the commodities markets, we are hopeful that the historically high corn prices of 2008 will continue to be a thing of memory.

Additionally, with the recent sale of VeraSun plants to Valero, one of the largest fuel blenders and distributors in the U.S., we believe that ethanol has become a permanent part of the U.S. energy economy. It is not clear in the current stagnant economic climate, but we believe there is evidence that ethanol margins will improve and prosperity will return to the industry.

Conclusion

I take this opportunity to thank you, investors, for making this opportunity to build for the future. I commit to you to work to make NEDAK Ethanol, LLC a valuable contributor in the renewable fuels industry and a profitable investment for you. The Board and management are anxious to meet the next challenges for the plant and the industry. Until Delta-T is finished and off-site, we must remain focused on the 1% of construction issues that remain. Then, we look forward to the challenges of developing production capacities and efficiencies. A strong culture of Continuous Quality Improvement is our first development goal at NEDAK. Finally, and into the future, our perpetual goal will be to continually research and implement additional revenue streams and alternative cost reduction opportunities.

Here is to a bright future,

Jerome Fagerland, President and General Manager
May 6, 2009

COMPANY INFORMATION

General

NEDAK Ethanol, LLC, a Nebraska limited liability company formed in 2003 (the "Company," "we" or "us") to construct and operate an ethanol plant near Atkinson, Nebraska. We began producing ethanol and distillers grains at the plant in December 2008. We expect that our ethanol plant will consume approximately 16 to 18 million bushels of locally grown corn annually, and produce approximately 44 million gallons of denatured fuel-grade ethanol and approximately 290,000 tons of modified wet distillers grains for feed cattle annually.

Over the past several months, we have focused primarily on construction completion and plant start-up. With construction complete, we intend to focus on maintaining and exceeding 100% name plate production of our plant and raising additional capital through a private offering. As of March 31, 2009, we have transitioned from the development phase to being operational. The plant was completed and commenced testing during the fourth quarter of 2008 and we began selling ethanol and distillers grains during the first quarter of 2009. As of March, 2009, we are operating at approximately 80% name plate capacity. As such, we have begun to generate revenues from the sale of ethanol and distillers grains.

We utilize the services of an agent in procuring corn for our plant. We also procure corn directly from farmers. Recently, many farmers have begun field work and are not able to deliver corn directly and the local elevators demand that we pay for all corn up front and have refused to provide us the payment terms the farmers have provided us. The result of this development is that we will need additional working capital to resolve the issue of payment terms and ability to forward contract for corn through future circumstances of this sort. In addition to discussions with our lender, we are seeking to raise such working capital through a private offering.

We are anticipating that the plant will be required to shut down for a period of up to 27 days in order for Delta-T Corporation, our primary construction contractor, to complete repairs on two fermenters and the beer-well. We anticipate that there will be no net impact on our production abilities from these issues beyond the immediate lost production from this shut down.

Our Directors and Officers

Below is certain information about our Directors and officers. Additional information about our Directors and officers is provided in our proxy statement for our 2009 Annual Members' Meeting.

- Jeff Lieswald, a Director, is a principal of Agland Electric Motor (a retail electric motor reseller) and has worked as an electrician for 22 years.

- Todd Shane, a Director, is a farmer and rancher with HBK Land & Cattle Co.

- Kirk Shane, a Director, is a farmer and rancher.

- Gerald Winings, a Director, is the manager of Atkinson Fertilizer, Inc., a blender and distributor of agricultural fertilizers.

- Everett Vogel, Vice President, a Director and Chairman of the Board, is President and a Director of Stuart Fertilizer and Grain, Inc., a blender and distributor of agricultural fertilizers.

- Paul Seger, a Director, is the owner of Seger Farms.

- Kenneth Osborne, a Director, is the President and a Director of Osborne Construction, Inc.

- Robin Olson, a Director, is a Director of Olson Industries, Inc., a manufacturer of airport light bases, irrigation systems, commercial trash containers, electric utility poles and other galvanized products, and is a Principal of Alpha Galvanizing.

- Clayton Goeke, a Director, is a farmer and rancher.
- Jerome Fagerland is the Company's President, General Manager and a Director.
- Steve Dennis, a Director, is the owner and manager of O'Neill Grain Co., a grain elevator.
- Paul Corkle, a Director, is a farmer and rancher and owner of Corkle Insurance Agency.
- Timothy Borer, the Secretary, Treasurer and a Director, is a farmer.
- Richard Bilstein, a Director and Vice President of the Board, is a Farm Manager for Don Oppliger Farms.

Our Fiscal Year 2008 Annual Report on Form 10-K

Our fiscal year 2008 annual report on Form 10-K accompanies this Annual Report and may be found on the www.nedakethanol.com website near the link to this Annual Report. We filed the 10-K with the Securities and Exchange Commission ("SEC") on April 3, 2009. The 10-K provides a detailed description of our properties, our business, and many other matters, in addition to our audited financial statements for fiscal year 2008. As required by law, we filed a number of exhibits to the 10-K with the SEC. If you would like a copy of any exhibit to the 10-K mailed to you, free of charge, please contact NEDAK at (402) 925-5570.

ANNUAL REPORT ON FORM 10-K FOR FISCAL 2008